Mail Stop 3561


September 11, 2008

<u>By U.S. Mail</u>

Mr. Nathan Lapkin
Chief Financial Officer
Royal Invest International Corp.
595 Fifth Avenue, 4th Floor
New York, New York 10017

      Re: Royal Invest International Corp.
               Form 10-K for the Year Ended December 31, 2007
               File No. 0-27097

Dear Mr. Lapkin:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               William Thompson
               Accounting Branch Chief